Mail Stop 03-05

							May 20, 2005


Via U.S. Mail

Mr. David Cartisano, President
Elite Artz, Inc.
4950 W. Craig Road, Suite 3-235
Las Vegas, NV  89130

Re: 	Elite Artz, Inc.
	Amendment No. 1 to Form SB-2 filed on April 29, 2005
	File No. 333-121663

Dear Mr. Cartisano,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Dilution, page 10
Dilution to new investors, page 10
1. We reissue prior comment 15. Refer to the last sentence of the second paragraph. It appears that the percentage increase in book value to the present shareholders is incorrect. Please advise or revise.


 Selling Shareholders, page 12
2. We reissue prior comment 17. Please also provide (if one percent or more) the percentage owned by each security holder after completion of your offering as well as the selling shareholder offering.

Statement of Changes in Stockholders` Equity, page F-4
3. Please revise to include a column rolling forward the accumulated other comprehensive income (loss) component of stockholders` equity
(i.e., the change in value of your available-for-sale securities) and a total column. Refer to the guidance in SFAS 130.

Note 2 - Summary of Significant Accounting Policies, page F-7
4. We note your response to our prior comment 25 and your revised accounting policy for investments in equity securities. We reissue our comment in part. In your response it appears you mistyped part of our comment by replacing the word "decline" with "deadline." Therefore, please revise your accounting policy disclosure to specifically state how you assess for impairment of securities, including when a decline (unrealized loss) in value is deemed "other than temporary" for which a write-down is reflected in earnings as a realized loss, as required by paragraph 16 of SFAS 115. Refer to EITF 03-01 and SAB Topic 5M for guidance.
5. In addition, your revised policy states that "permanent" unrealized decreases in value are expensed. Please revise this to state "other than temporary," in accordance with SFAS 115.

Note 3 - Available-For-Sale Securities, page F-8
6. In your plan of operation for the next twelve months on pages
28
and 29, you state that you will have sufficient funds for
operations
over the next twelve months if you are able to sell your
available-
for-sale securities. We note that iMedia shares were trading at approximately $1.15 per share at December 31, 2004, and have subsequently declined in value. Recently, they have been trading at approximately $0.84 per share, which is approximately 60% less than
your cost basis of $2.25 per share.  We also note from iMedia`s
2004
10-KSB that their independent auditor has substantial doubt about their ability to continue as a going concern due to significant losses from operations and dependence on obtaining additional financing. Therefore, please tell us and revise note 3 to disclose, as of the date of the most recent balance sheet, the reliable information you considered (both positive and negative) in reaching the conclusion that the impairment is not other than temporary. See paragraph 21 of EITF 03-01 for guidance. In the absence of positive supporting evidence that is contrary to the negative factors we cited above, you should consider an other-than-temporary write-down reflected in earnings as a realized loss in the updated 2005 unaudited interim financial statements to be filed in an amendment to the Form SB-2. Please advise and revise accordingly.

Other
7. The financial statements should be updated, as necessary, to comply with Rule 3-10 (g) of Regulation S-B at the effective date of the registration statement.
8. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk at (202) 551-3380 or Joe Foti at
(202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.


      Regards,


Max A. Webb
      Assistant Director


cc:	James A. Barber, Esq.
	via facsimile:  (801)364-3406
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Mr. David Cartisano
Elite Artz, Inc.
Page 1